UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Intraop Medical Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

46118N101

(CUSIP Number)

Joseph D. Ryan, Law Offices of Joseph D. Ryan, P.C., 1896 Sheridan Road, Highland Park, IL 60035

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

03/09/05

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46118N101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Samir Financial, L.LC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,400,000 shares

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,400,000 shares

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,400,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.9%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mohammed H. Mirza

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,400,000 shares

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,400,000 shares

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,400,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.9%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Albert Grasso

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,400,000 shares

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,400,000 shares

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,400,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.9%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to shares of common stock (“Common Stock”) of Intraop Medical Corporation (formerly named Digitalpreviews.com, Inc.), a Nevada corporation (the “Company”).  The Company’s principal executive offices are located at 7408 Comstock Circle, Salt Lake City, Utah.  In connection with its merger with Intraop Medical, Inc., a privately-held Delaware corporation, which occurred on March 9, 2005, the Company’s principal executive office will be located in Santa Clara, California.

Item 2.	Identity and Background

(a)   This Schedule 13D is being jointly filed by (i) Samir Financial, L.L.C., an Illinois Limited Liability Company (“Samir”), (ii) Mohammed H. Mirza, a natural person, and (iii) Albert Grasso, a natural person (together referred to herein as the “Reporting Person(s)”).

(b)   The addresses of the Reporting Persons are as follows:

(i)            Samir Financial, L.L.C.:  20682 N. Plumwood Drive, Kildeer, IL 60047

(ii)           Mohammed Mirza:  20682 N. Plumwood Drive, Kildeer, IL 60047

(iii)          Albert Grasso:  30 S. Wacker Drive, 26th Floor, Chicago, IL 60606

(c)   (i)            Samir Financial, L.L.C., an Illinois limited liability company, provides credit facilities to businesses,               and is located at 20682 N. Plumwood Drive, Kildeer, IL 60047.

(ii)           Mr. Mohammed Mirza is a member and the Manager of Samir Financial, L.L.C., an Illinois  limited liability company, and President of Samir Financial Services, Inc., a company involved in procuring credit facilities for other companies and monitoring the loans provided by Samir Financial, L.L.C.  Both companies are located at 20682 N. Plumwood Drive, Kildeer, IL 60047.

(iii)          Mr. Albert Grasso is a member of Samir Financial, L.L.C. and a partner in the law firm of Chuhak & Tecson, P.C., 30 S. Wacker Drive, 26th Floor, Chicago, IL 60606.

(d)   During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, none of  the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)    The following is the citizenship of Messrs Mirza and Grasso:

(i)    Mohammed Mirza:  United States

(ii)   Albert Grasso:  United States

Item 3.	Source and Amount of Funds or Other Consideration

On March 22, 2004, Samir Financial, L.L.C. made a $5,000,000 loan (“Loan”) to Intraop Medical, Inc. in connection with the contemplated merger between Intraop Medical, Inc. and Intraop Medical Corporation.  A condition precedent to funding the Loan was the execution of a Pledge and Stock Issuance and Security Agreement (“Pledge Agreement”), specifying that 2,400,000 shares of common stock of Intraop Medical, Inc. shall be pledged as security for the Loan.  The Pledge Agreement also specified, among other things, that the 2,400,000 shares of common stock of Intraop Medical, Inc. shall be converted to 2,400,000 shares of Intraop Medical Corporation upon the merger of Intraop Medical, Inc. and Intraop Medical Corporation.  The merger occurred on March 9, 2005, and pursuant to the Pledge Agreement, 2,400,000 shares of the Company’s common stock were issued to Samir Financial, L.L.C.  Such shares are the subject of this Schedule 13D.

Item 4.	Purpose of Transaction

Samir Financial, L.L.C. made a $5,000,000 loan (“Loan”) to Intraop Medical, Inc. on March 22, 2004, in contemplation of the merger between Intraop Medical, Inc. and Intraop Medial Corporation.  A Pledge and Stock Issuance and Security Agreement (“Pledge Agreement”) was executed by Intraop Medical, Inc. as part of the Loan documentation.  The Pledge Agreement required that 2,400,000 shares of common stock of Intraop Medical, Inc. be issued to Samir Financial, L.L.C. and pledged as collateral for the Loan.  Under the Pledge Agreement, Samir Financial, L.L.C. agreed to hold the shares as security for repayment of the Loan..  The Pledge Agreement further specifies that Samir Financial, L.L.C. shall receive any securities resulting from, among other things, any consolidation, merger, exchange of stock and/or corporate reorganization.  The Pledge Agreement further  specifies that the pledged common shares of stock shall be registered as soon as reasonably practicable upon the completion of the contemplated merger of Intraop Medical, Inc. and Intraop Medial Corporation.  Samir Financial, L.L.C. also agreed in the Pledge Agreement not to sell, assign and deliver, or grant options to purchase any portion of the pledged stock until there has been a default of the Loan.  Samir Financial, L.L.C. also has agreed, pursuant to the Pledge Agreement, to assign, transfer and return the pledged shares of common stock, which it possesses and has not been sold or otherwise applied or released, when all of the obligations and indebtedness of the Loan have been paid in full.

Each of the Reporting Persons intends to continuously review the interests and/or investment they have in the Common Stock of the Company and the collateral related to the Pledge Agreement, and may in the future determine, either alone or as part of a group, to acquire additional securities of the Company, through open market purchases or private agreements.  Each of the Reporting Persons may also dispose of all or a portion of the shares of the Company’s Common Stock through open market transactions or in privately negotiated transactions to one or more persons, and may consider alternatives with respect to the securities of the Company.   Each of the Reporting Persons may release or acquire additional common stock of the Company as collateral for the Loan.  Notwithstanding anything contained herein, each of the Reporting Persons reserves the right to change its intention with respect to any or all such matters to the extent deemed advisable in light of market conditions, investment considerations and other factors.  Each of the Reporting Persons disclaims beneficial ownership of shares held by any other Reporting Person.

Item 5.	Interest in Securities of the Issuer

In contemplation of the merger between Intraop Medial, Inc. and Intraop Medical Corporation, Samir Financial, L.L.C. made a $5,000,000 loan (“Loan”) to Intraop Medical, Inc.  Intraop Medical, Inc., as part of the Loan documentation, executed a Pledge and Stock Issuance and Security Agreement (“Pledge Agreement”).  The Pledge Agreement required Intraop Medical, Inc. to pledge 2,400,000 shares of its common stock and Samir Financial, L.L.C. would hold such shares as security for repayment of the Loan.  Samir Financial, L.L.C., pursuant to the Pledge Agreement, shall receive any securities or shares of stock as a result of the merger of Intraop Medical, Inc., and Intraop Medical Corporation, and continue to hold such securities or shares as collateral for the Loan.  Samir Financial, L.L.C. is prohibited, pursuant to the terms of the Pledge Agreement, from selling, assigning, delivering or granting options to purchase any portion of the pledged stock until there has been a default of the Loan.  Samir Financial, L.L.C. also has agreed, pursuant to the Pledge Agreement, to assign, transfer and return the pledged shares of common stock, which it possesses and has not been sold  or otherwise applied or released, upon all of the obligations and indebtedness of the Loan having been paid in full

(i)            Samir Financial, L.L.C. is the legal owner and may be deemed an indirect beneficial owner of 2.400,000 shares of  Common Stock.  Such shares represent approximately 11.9% of the approximately 20,150,000 shares of Common Stock of the Company currently outstanding.  Samir Financial, L.L.C., pursuant to the Pledge Agreement, has sole voting and dispositive power over the 2,400,000 shares of Common Stock after an event of default under the Loan.

(ii)           Mohammed Mirza, as the Manager and fifty percent (50%) member of Samir Financial, L.L.C., may be deemed an indirect beneficial owner of the 2,400,000 shares of  Common Stock of the Company held by Samir Financial, L.L.C.  Such shares of stock represent approximately 11.9% of the approximately 20,150,000 shares of Common Stock currently outstanding.

(iii)          Albert Grasso, as a fifty percent (50%) member of Samir Financial, L.L.C., may be deemed an indirect beneficial owner of the 2,400,000 shares of  Common Stock of the Company held by Samir Financial, L.L.C.  Such shares of stock represent approximately 11.9% of the approximately 20,150,000 shares of Common Stock currently outstanding.

Given that Samir Financial, L.L.C. owns the Common Stock as a pledgee under the Pledge Agreement and given that Samir Financial, L.L.C. may not vote such shares until an event of default occurs under the Loan, the Reporting Persons may be deemed not to be the beneficial owners of the shares of the Company’s Common Stock subject to this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On March 22, 2004, Intraop Medical, Inc and Samir Financial, L.L.C. entered into a Pledge and Stock Issuance and Security Agreement (“Pledge Agreement”) as part of the loan documents for a $5,000,000 loan (“Loan”) from Samir Financial, L.L.C. to Intraop Medical, Inc. in contemplation of the merger between Intraop Medical, Inc. and Intraop Medial Corporation.  In summary, the Pledge Agreement requires Intraop Medical, Inc. to pledge 2,400,000 shares of its common stock as repayment of the Loan and Samir Financial, L.L.C. agrees to hold such shares as security for repayment of the Loan.  The Pledge Agreement further specifies that Samir Financial, L.L.C. shall receive any securities and shares of stock as a result of the merger between Intraop Medical, Inc. and Intraop Medical Corporation, and that such securities and shares of stock shall continue to be pledged to Samir Financial, L.L.C. and continue to serve as collateral for repayment of the Loan.  Samir Financial, L.L.C. also agreed in the Pledge Agreement not to sell, assign and deliver, or grant options to purchase any portion of the pledged stock until there has been a default of the Loan.  Samir Financial, L.L.C. also has agreed, pursuant to the Pledge Agreement, to assign, transfer and return the pledged shares of common stock, which it possesses and has not been sold  or otherwise applied or released, upon all of the obligations and indebtedness of the Loan having been paid in full.  In addition, unless and until an event of default shall have occurred under the Loan documents, the Company shall be entitle to direct the vote of any and all shares of the Company’s common stock subject to this Schedule 13D and to give consents, waivers or ratifications in respect thereof, provided that no vote shall be cast or any consent, waiver or ratification given or any action taken which would violate or be inconsistent with any of the terms of the Pledge Agreement or any other Loan documents, or which would have the effect of impairing the interests, rights, or remedies of Samir Financial, L.L.C.  After an even of default, Samir Financial, L.L.C. shall have the right to vote all or any part of the collateral for the Loan and give all consents, waivers and ratifications in respect of the collateral and otherwise act with respect thereto as though it were the outright owner thereof.

Item 7.	Material to Be Filed as Exhibits
Exhibit A – Agreement to Jointly File Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 18, 2005
Date
Samir Financial, L.L.C.; By /s/ Mohammed H. Mirza
Signature
Mohammed H. Mirza/Manager of Samir Financial, L.L.C.
Name/Title

March 18, 2005
Date
/s/ Mohammed H. Mirza
Signature
Mohammed H. Mirza/An Individual
Name/Title

March 18, 2005
Date
/s/ Albert Grasso
Signature
Albert Grasso/An Individual
Name/Title

EXHIBIT A

AGREEMENT

TO

JOINTLY FILE SCHEDULE 13D

The undersigned hereby agrees to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned’s ownership of securities of Intraop Medical and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

DATED:	March 18, 2005
	Chicago, Illinois	SAMIR FINANCIAL, L.L.C.

		By:	/s/ Mohammed H. Mirza
		Name:	Mohammed H. Mirza
		Title:	Manager of Samir Financial, L.L.C.

DATED:	March 18, 2005
	Chicago, Illinois	/s/ Mohammed H. Mirza
An Individual

DATED:	March 18, 2005
	Chicago, Illinois	/s/ Albert S. Grasso
An Individual